As filed with the Securities and Exchange Commission on May 17, 2002

                                              Securities Act File No. 333-52372
                                      investment Company Act File No. 811-09229

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            ----------------------

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 1)

                Merrill Lynch Senior Floating Rate Fund II, Inc.
                                (Name of Issuer)

                Merrill Lynch Senior Floating Rate Fund II, Inc.
                     (Names of Person(s) Filing Statement)

                Shares of Common Stock, Par Value $.10 per share
                         (Title of Class of Securities)

                                  59021M 10 2
                     (CUSIP Number of Class of Securities)

                                 Terry K. Glenn
                Merrill Lynch Senior Floating Rate Fund II, Inc.
                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536
                                 (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                   Copies to:

Thomas R. Smith, Jr., Esq.             Philip L. Kirstein, Esq.
Sidley Austin Brown & Wood LLP         Merrill Lynch Investment Managers, L.P.
875 Third Avenue                       P.O. Box 9011
New York, New York  10022              Princeton, New Jersey  08543-9011

                                 April 16, 2002
                       (Date Tender Offer First Published
                       Sent or Given to Security Holders)



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     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO
of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund") relating to an offer to purchase (the "Offer") up to 15,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares"), as originally filed with the Securities and Exchange Commission on April 16, 2002, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

     The Offer terminated at 4:00 P.M., Eastern time, on May 14, 2002 (the "Expiration Date"). Pursuant to the Offer, 2,760,887.764 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.23 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $25,482,994.05.



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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             MERRILL LYNCH SENIOR FLOATING RATE
                                             FUND II, INC.



May 17, 2002                         By   /s/ Terry K. Glenn
                                          ------------------------------------
                                          (Terry K. Glenn, President)

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             MASTER SENIOR FLOATING RATE TRUST



May 17, 2002                          By   /s/ Terry K. Glenn
                                           -----------------------------------
                                          (Terry K. Glenn, President)



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